PRICING TERM SHEET

Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-237440

September 8, 2021

$150,000,000

2.875% Fixed-to-Floating Rate Subordinated Notes due 2031

This pricing term sheet (this “Pricing Term Sheet”) supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated September 8, 2021 (the “Preliminary Prospectus Supplement”), of Lakeland Bancorp, Inc. and the accompanying prospectus, dated March 27, 2020, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Lakeland Bancorp, Inc. (the “Company”)

Aggregate Principal Amount:	$150,000,000

Security Type:	SEC-Registered, Fixed-to-Floating Rate Subordinated Notes (the “Notes”)

Expected Rating/Outlook*:	BBB- by Kroll Bond Rating Agency/ Positive

Pricing Date:	September 8, 2021

Settlement Date:	September 15, 2021 (T+5)

Maturity Date (if not previously redeemed):	September 15, 2031

Interest Rate:	Fixed rate period: A fixed rate per annum of 2.875%, from and including the issue date to but excluding September 15, 2026 or earlier redemption date, payable semi-annually in arrears.

Floating rate period: From and including September 15, 2026, to but excluding the maturity date or earlier redemption date, the interest shall be a floating per annum rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus 220 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate will be deemed to be zero.

Interest Payment Dates:

Fixed rate period: March 15 and September 15 of each year, commencing on March 15, 2022. The last interest payment date for the fixed rate period will be September 15, 2026.

Floating rate period: March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2026.

Record Dates:	1st calendar day of each month of the applicable interest payment date.

Day Count Convention:	Fixed rate period: 360-day year consisting of twelve 30-day months. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of September 15, 2026, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes at any time prior to their maturity, including prior to September 15, 2026, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if: (1) (i) the Company receives an opinion from independent tax counsel to the effect that as a result of an amendment or change (including any announced prospective amendment or change) in law or regulation, or (ii) an administrative or judicial action is announced or taken or there is an amendment to or change in any official position with respect to, or interpretation of, an administrative or judicial action or a law or regulation that differs from the previously generally accepted position or interpretation, or (iii) a threatened challenge in writing in connection with an audit of the Company’s federal income tax returns or a similar audit of any of the Company’s subsidiaries or a publicly known threatened challenge asserted in writing against any other tax payer that has raised capital through the issuance of securities substantially similar to the Notes, in the each case that, as a result of which, there is more than an insubstantial risk that interest payable by the Company on the Notes is not, or within 90 days of the date of such opinion, will not be deductible by the Company, in whole or in part, for U.S. federal income tax purposes; (2) a subsequent event occurs that, as a result of which, there is more than an insubstantial risk that the Company would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes; or (3) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Use of Proceeds:	The Company intends to use the net proceeds of this offering for general corporate purposes, which may include refinancing activities, including redeeming all or a portion of the outstanding principal amount of the Company’s outstanding subordinated notes

Price to Public:	100%

Ranking:

The Notes will be the Company’s unsecured, subordinated obligations and:

•  will rank junior in right of payment and upon the Company’s liquidation to any of its existing and all future Senior Indebtedness;

•  will rank junior in right of payment and upon the Company’s liquidation to any of its future general creditors;

•  will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes, including the Company’s 5.125% fixed-to-floating rate subordinated notes due September 30, 2026 and its 6.94% fixed-rate subordinated notes due October 1, 2025;

•  will rank senior in right of payment and upon the Company’s liquidation to (1) the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities and (2) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes; and

•  will be structurally subordinated to the existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, Lakeland Bank’s liabilities to depositors in connection with their deposits, as well as liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2021, on a consolidated basis, the Company had outstanding indebtedness, deposits and other liabilities of approximately $7.1 billion, which included approximately $6.9 billion that would rank senior to the Notes. In addition, the Notes will rank pari passu with the outstanding $75.0 million aggregate principal amount of the Company’s 5.125% fixed-to-floating rate subordinated notes due September 30, 2026 and with the outstanding $7.5 million aggregate principal amount of its 6.94% fixed rate subordinated notes due October 1, 2025.

CUSIP / ISIN:	511637AB6 / US511637AB61

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Piper Sandler & Co.

*

Note: An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

The Company has filed a registration statement (including the Preliminary Prospectus Supplement and a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the final prospectus supplement for this offering, the Company’s prospectus in that registration statement and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request them from Keefe, Bruyette, and Woods, Inc. at USCapitalMarkets@kbw.com or Piper Sandler & Co. at fsg-dcm@psc.com.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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